                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 11-K

                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934.

                  For the fiscal year ended December 31, 1994

Commission file number 0-6879

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           INDEPENDENCE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:


                           CORESTATES FINANCIAL CORP
                          Broad and Chestnut Streets
                            Philadelphia, PA 19107

                             REQUIRED INFORMATION

The following financial statements and exhibits are filed as part of this report:

    (a)  Item 4 Financial Statements

           Report of Independent Auditors

           Statement of Net Assets Available
           for Plan Benefits, with Fund Information,
           December 31, 1994

           Statement of Net Assets Available for
           Plan Benefits, with Fund Information,
           December 31, 1993

           Statement of Changes in Net Assets
           Available for Plan Benefits, with Fund
           Information, Year ended December 31, 1994

           Statement of Changes in Net Assets
           Available for Plan Benefits, with Fund
           Information, Year ended December 31, 1993

           Notes to Financial Statements

           Supplemental Schedules

    (b)  EXHIBIT INDEX

    (c)  Exhibit - Consent of Independent Auditors

    SIGNATURE

Financial statement schedules not included with this report have been omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

                              Financial Statements
                           and Supplemental Schedules

                           Independence Savings Plan

                     Years ended December 31, 1994 and 1993
                      with Report of Independent Auditors

                           Independence Savings Plan

                              Financial Statements
                           and Supplemental Schedules

                     Years ended December 31, 1994 and 1993



                                    Contents

Report of Independent Auditors...................................   1

Audited Financial Statements

Statement of Net Assets Available for Plan Benefits,
 with Fund Information, December 31, 1994........................   3
Statement of Net Assets Available for Plan Benefits,
 with Fund Information, December 31, 1993........................   4
Statement of Changes in Net Assets Available for Plan Benefits,
 with Fund Information, Year ended December 31, 1994.............   5
Statement of Changes in Net Assets Available for Plan Benefits,
 with Fund Information, Year ended December 31, 1993.............   6
Notes to Financial Statements....................................   7

Supplemental Schedules

Assets Held for Investment Purposes..............................  13
Schedule of Reportable Transactions..............................  14

                         Report of Independent Auditors

The Board of Directors
CoreStates Financial Corp


We have audited the accompanying statement of net assets available for plan benefits of the Independence Savings Plan as of December 31, 1994, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Independence Savings Plan as of and for the year ended December 31, 1993 were audited by other auditors whose report dated May 1, 1994, except for Note 5, which discussed the 1994 merger of Independence Bancorp, Inc. with CoreStates Financial Corp, as to which the date is June 27, 1994, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1994 and the changes in its net assets available for plan benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes and reportable transactions as of and for the year ended December 31, 1994, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the Statement of Net Assets Available for Plan

Benefits and the Statement of Changes in Net Assets Available for Plan Benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits for each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                 Ernst & Young LLP

May 26, 1995

                           Independence Savings Plan

   Statement of Net Assets Available for Plan Benefits, with Fund Information

                               December 31, 1994

                                                                          Fund Information
                                                      ------------------------------------------------------
                                                                       Interest       Common         IBI
                                                            Bond         Only         Stock         Stock
                                              Total         Fund         Fund          Fund         Fund
                                        --------------------------------------------------------------------
Assets
Investments, at fair value (cost:
 $10,712,318):
 Lehigh Valley Bank Money Market
         Trust Fund                        $ 4,335,211    $   26,690   $4,257,759  $  --          $   50,762
 Lehigh Valley Bank Employee Benefit
         Fixed Income Trust Fund             2,880,411     2,880,411
 Lehigh Valley Bank Employee Benefit
         Common Stock Trust Fund             2,996,266                               2,996,266
 CoreStates Financial Corp common
         stock                               3,164,070                                             3,164,070
                                        --------------------------------------------------------------------

Total investments                           13,375,958     2,907,101    4,257,759    2,996,266     3,214,832

Cash                                           (17,496)                                (17,496)
Accrued interest and dividends                  60,935           121       19,202           11        41,601
                                        --------------------------------------------------------------------
Net assets available for plan benefits     $13,419,397    $2,907,222   $4,276,961   $2,978,781    $3,256,433
                                        ====================================================================

See accompanying notes.

                          Independence Savings Plan

   Statement of Net Assets Available for Plan Benefits, with Fund Information
                                  (continued)

                               December 31, 1993

                                                                          Fund Information
                                                      -------------------------------------------------------
                                                                        Interest       Common         IBI
                                                            Bond          Only         Stock         Stock
                                             Total          Fund          Fund          Fund         Fund
                                           ------------------------------------------------------------------
Assets
Investments, at fair value (cost:
 $11,245,345):
  Lehigh Valley Bank Money Market
   Trust Fund                              $ 5,094,616   $  151,201    $4,674,535    $  135,689    $  133,191
  Lehigh Valley Bank Employee Benefit
   Fixed Income Trust Fund                   3,392,078    3,392,078
  Lehigh Valley Bank Employee Benefit
   Common Stock Trust Fund                   2,889,906                                2,889,906
  Independence Bancorp,Inc. common stock     2,798,593                                              2,798,593
                                           ------------------------------------------------------------------
Total investments                           14,175,193    3,543,279     4,674,535     3,025,595     2,931,784

Contributions receivable                       118,808       27,873        39,117        30,038        21,780
Accrued interest                                12,549          350        11,588           302           309
Interfund (payable) receivable, net                 --      (56,397)     (206,431)      (34,279)      297,107
Receivable from securities sold                 28,066                                   28,066
                                           ------------------------------------------------------------------
Total assets                                14,334,616    3,515,105     4,518,809     3,049,722     3,250,980

Liabilities
Benefits payable                               249,617       41,263       103,241        43,615        61,498
                                           ------------------------------------------------------------------
Total liabilities                              249,617       41,263       103,241        43,615        61,498
                                           ------------------------------------------------------------------
Net assets available for plan benefits     $14,084,999   $3,473,842    $4,415,568    $3,006,107    $3,189,482
                                           ==================================================================

See accompanying notes.

                          Independence Savings Plan

   Statement of Changes in Net Assets Available for Plan Benefits, with Fund
                                  Information

                          Year ended December 31, 1994

                                                                            Fund Information
                                                      --------------------------------------------------------
                                                                         Interest       Common         IBI
                                                             Bond          Only         Stock         Stock
                                              Total          Fund          Fund          Fund          Fund
                                        ----------------------------------------------------------------------
Contributions:
  Employer                                 $   544,928    $  127,066   $   183,197    $  154,372    $   80,293
  Employee                                     858,430       195,693       284,926       249,030       128,781
                                        ----------------------------------------------------------------------
Total contributions                          1,403,358       322,759       468,123       403,402       209,074

Investment income:
  Net realized and unrealized
   appreciation (depreciation)                  93,304      (108,506)                     60,814       140,996
  Interest                                     194,044         3,922       180,102         4,248         5,772
  Dividend income                              153,639                                                 153,639
                                        ----------------------------------------------------------------------
Total investment income                        440,987      (104,584)      180,102        65,062       300,407

Participants' withdrawals                   (2,485,650)     (444,148)   (1,143,353)     (430,442)     (467,707)
Participants' interfund transfers                   --      (336,364)      363,989       (58,995)       31,370
Forfeitures                                    (24,297)       (4,283)       (7,468)       (6,353)       (6,193)
                                        ----------------------------------------------------------------------
Increase (decrease) in net assets
 available for plan benefits
 during the year                              (665,602)     (566,620)     (138,607)      (27,326)       66,951
Net assets available for plan benefits
 at beginning of year                       14,084,999     3,473,842     4,415,568     3,006,107     3,189,482
                                        ----------------------------------------------------------------------
Net assets available for plan benefits
 at end of year                            $13,419,397    $2,907,222   $ 4,276,961    $2,978,781    $3,256,433
                                        ======================================================================

See accompanying notes.

                          Independence Savings Plan

   Statement of Changes in Net Assets Available for Plan Benefits, with Fund
                            Information (continued)

                          Year ended December 31, 1993

                                                                            Fund Information
                                                      --------------------------------------------------------
                                                                         Interest       Common         IBI
                                                             Bond          Only         Stock         Stock
                                              Total          Fund          Fund          Fund          Fund
                                        ----------------------------------------------------------------------
Contributions:
  Employer                                 $   839,069    $  191,062    $  287,226    $  213,663    $  147,118
  Employee                                   1,269,233       290,594       423,606       329,886       225,147
                                        ----------------------------------------------------------------------
Total contributions                          2,108,302       481,656       710,832       543,549       372,265

Investment income:
  Net realized and unrealized
   appreciation                              1,072,185       242,516                     168,906       660,763
  Interest                                     148,793         2,562       142,473         2,520         1,238
  Dividend income                               85,479                                                  85,479
                                        ----------------------------------------------------------------------
Total investment income                      1,306,457       245,078       142,473       171,426       747,480

Participants' withdrawals                   (1,562,851)     (229,482)     (785,553)     (290,250)     (257,566)
Participants' interfund transfers                   --       (18,215)     (450,538)       95,454       373,299
Forfeitures                                    (26,434)       (4,350)       (8,791)       (7,632)       (5,661)
                                        ----------------------------------------------------------------------
Increase (decrease) in net assets
 available for plan benefits
 during the year                             1,825,474       474,687      (391,577)      512,547     1,229,817
Net assets available for plan benefits
 at beginning of year                       12,259,525     2,999,155     4,807,145     2,493,560     1,959,665
                                        ----------------------------------------------------------------------
Net assets available for plan benefits
 at end of year                            $14,084,999    $3,473,842    $4,415,568    $3,006,107    $3,189,482
                                        ======================================================================


See accompanying notes.

                           Independence Savings Plan

                         Notes to Financial Statements

                               December 31, 1994

1. General

The Plan is a defined contribution plan under Section 401(k) of the Internal Revenue Code. All employees of the Company and its subsidiaries who completed one year of service and are age 21 or older are eligible to enroll in the Plan. The last enrollment date for this Plan was on July 1, 1994. Subsequently, the Plan was merged into the CoreStates Savings Plan as a consequence of the acquisition of Independence Bancorp, Inc. (the "Company" or "IBI") by CoreStates Financial Corp ("CoreStates"). Under the terms of the agreement, 90,130 shares of IBI was exchanged for 135,195 shares of CoreStates common stock.

Participants who became regular (full time) employees of CoreStates were given the option of withdrawing their contributions and related vested amounts or rolling their balances into the CoreStates Savings Plan, and were given credit for all prior service with the Company for purposes of eligibility and vesting. The plan assets will be transferred to the CoreStates Savings Plan in 1995.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

2. Significant Accounting Policies

Basis of Investments

Investments are stated at fair value (Note 5). Cost of investments sold is determined on an average historical cost basis.

Income Tax Status

Management believes that the Plan as amended and restated is exempt from federal income taxes. However, a letter of determination as to the tax status of the Plan as amended has not yet been received.

                           Independence Savings Plan

2. Significant Accounting Policies (continued)

Reclassification

Certain amounts from the prior period have been reclassified to conform with the current period's presentation.

3. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

Contributions

A participant could elect to enter into a salary reduction agreement which authorized the Company to reduce the participant's salary equal to any whole percentage up to 8% of compensation. The reduction was contributed, on behalf of the participant, by the Company to the participant's salary reduction account. In accordance with Plan provisions, the Company matched the salary reduction contribution dollar for dollar up to the first 3% of the contribution. This contribution was made to the participant's matching contribution account. Matching contributions were made only if the Company had current or accumulated earnings before federal and state taxes and contributions to qualified plans.

The Plan also permitted participants to make after-tax voluntary contributions, provided the amount contributed was not more than 10% of the participant's compensation in any year. This contribution was made to the participant's voluntary contribution account.

The three participant accounts are separated only for accounting purposes. All three accounts are combined and invested as one account in the Plan.

Vesting

Employee contributions and income thereon were fully vested at all times. The Company's matching contributions were vested at a rate of 20% per annum, until fully vested after five years. Participants are 100% vested on their matching contributions upon the occurrence of any of the following events:

                           Independence Savings Plan

3. Description of the Plan (continued)

Vesting (continued)

  .  death or disability,

  .  attainment of normal retirement age, or

  .  attainment of age and service requirements for early retirement.

Forfeitures

Forfeitures of nonvested matching contributions are used to reduce employer contributions.

Withdrawals

Participants may withdraw funds from their salary reduction account in cases of hardship. The hardship withdrawal is subject to the consent of the Plan administrator. Employee after-tax contributions can be withdrawn at any time. The Plan permits the vested company matching contributions and employee pretax contributions to be withdrawn on account of hardship in accordance with IRS regulations, but vested company matching contributions may be withdrawn only after employee after-tax contributions have been completely withdrawn. Employee and employer contributions are suspended for 12 months after a hardship withdrawal.

Payment of Benefits

If the participant is married, benefits are normally paid in the form of a qualified joint and survivor annuity unless an optional form of payment is selected. If the participant is not married, or the joint and survivor annuity is waived, the participant may elect to receive the account balance (a) in a lump sum, (b) in payments in annual or more frequent installments over a period not exceeding 10 years, or (c) in payments over a period not exceeding the life expectancy of the participant or their designated beneficiary.

Upon termination of employment before death, disability, or retirement, a participant may elect to receive benefit payments within sixty days after the end of the Plan year in which employment was terminated. If the participant's vested account balance is less than $3,500, the Company will distribute the account in a lump sum.

                           Independence Savings Plan

3. Description of the Plan (continued)

Payment of Benefits (continued)

At December 31, 1994, benefit payments totaling $2,071,000 are payable to participants. Distributions will be made from the CoreStates Savings Plan subsequent to the transfer of assets in 1995.

Participant Accounts

Each participant's account was credited with the participant's salary reduction, matching, and voluntary contributions and an allocation of investment fund earnings. The earnings of each investment fund were allocated to the participant's account based on the proportional value of their account in each fund to which the earnings related. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested accounts.

Expenses

The Company pays all administrative expenses of the Plan. Any expenses directly related to the transactions of an investment fund are paid from that investment fund.

4. Investment Programs

Under the Plan Trust Agreement, Lehigh Valley Bank, a subsidiary of the Company, serves as Trustee of the Plan. Lehigh Valley Bank administers the Plan assets, together with the income therefrom, and makes disbursements to participants as instructed by the Plan administrator. The Plan made four investment vehicles available to participants as follows:

  . A bond fund investing in corporate bonds, government securities, debentures, certificates of deposit in banks and savings and loans, money market funds, and any other registered evidence of indebtedness;

  . An interest only fund investing in certificates of deposit of banks and savings and loans, money market funds, and short-term U.S. Treasury obligations;

  . A common stock fund investing in common stock and temporary interest-bearing investments at the discretion of the Trustee; and

                           Independence Savings Plan

4. Investment Programs (continued)

  . An IBI stock fund investing solely in Independence Bancorp, Inc. stock, which was exchanged for CoreStates common stock effective July 1, 1994, and temporary interest-bearing investments. Effective July 1, 1994, federal regulations prohibited the purchase of CoreStates stock through the IBI Stock Fund and only three funds were available for participant allocations.

Participants could direct the trustee to invest their account balances or any new contributions in increments of 10% among the four investment funds.

5. Investments

The Plan's investments are held by bank-administered trust funds. Investments that represent 5 percent of the Plan's net assets are separately identified in the Statement of Net Assets Available for Plan Benefits. During 1994 and 1993, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated in fair value by $93,304 and $1,072,185 as follows:


                                         Net Appreciation
                                        (Depreciation) in
                                            Fair Value      Fair Value at
                                         During the Year     End of Year
                                      -----------------------------------
Year ended December 31, 1994:
  Fair value as determined by quoted
    market price:
      Trust funds                              $  (47,692)    $10,211,888
      Common stock:
        Employer company                          140,996       3,164,070
                                      -----------------------------------
                                               $   93,304     $13,375,958
                                      ===================================

Year ended December 31, 1993:
  Fair value as determined by quoted
    market price:
      Trust funds                              $  411,422     $11,376,600
      Common stock:
        Employer company                          660,763       2,798,593
                                      -----------------------------------
                                               $1,072,185     $14,175,193
                                      ===================================

                           Independence Savings Plan

5. Investments (continued)

Fair values were determined: (1) for CoreStates Financial Corp common stock on the basis of the reported bid price in the over-the-counter securities market as reported by NASDAQ; (2) short-term liquid assets are valued at amortized cost which approximates fair value; and (3) Lehigh Valley Bank trust funds are valued at net asset value at the close of business on December 31, 1994.

                           Independence Savings Plan

                      Assets Held for Investment Purposes

                               December 31, 1994

                                      Shares      Average         Fair
            Description              or Units       Cost         Value
- --------------------------------------------------------------------------
Lehigh Valley Bank* Money Market     4,335,211   $ 4,335,211   $ 4,335,211
Lehigh Valley Bank* Employee
 Benefit Fixed Income Trust Fund        77,131     2,083,841     2,880,411
Lehigh Valley Bank* Employee
 Benefit Common Stock Trust Fund        34,035     2,238,946     2,996,266
CoreStates Financial Corp* common
 stock                                 121,695     2,054,320     3,164,070
                                                --------------------------
Total investments                                $10,712,318   $13,375,958
                                                ==========================


*--Indicates a party-in-interest to the Plan.

                           Independence Savings Plan

                      Schedule of Reportable Transactions

                          Year ended December 31, 1994



        Identity of            Description       Purchase      Selling     Gain
     Parties Involved           of Assets         Price         Price     (Loss)
- -------------------------------------------------------------------------------

Category I--A single transaction in excess of 5% of plan assets
- ---------------------------------------------------------------

Lehigh Valley Bank Money     Purchased
 Market                       1,038,090 units
                              on November 23,    $1,038,090
                              1994

Lehigh Valley Bank Money     Sold 894,150
 Market                       units
                              on November 28,                 $  894,150  $  --
                              1994

Lehigh Valley Bank Money     Sold 992,503
 Market                       units
                              on April 13,                       992,503     --
                              1994

Lehigh Valley Bank Money     Purchased
 Market                       992,500 units
                              on April 14,          992,500
                              1994

Lehigh Valley Bank Money     Sold 757,995
 Market                       units
                              on May 6, 1994                     757,995     --

 Lehigh Valley Bank Money    Sold 1,000,000
  Market                      units
                              on May 9, 1994                   1,000,000     --

Lehigh Valley Bank Money     Purchased
 Market                       1,000,000 units
                              on May 10, 1994     1,000,000

Lehigh Valley Bank Money     Purchased
 Market                       1,000,000 units
                              on July 1, 1994     1,000,000

                           Independence Savings Plan

                          Year ended December 31, 1994

        Identity of            Description      Purchase      Selling      Gain
     Parties Involved           of Assets         Price        Price      (Loss)
- -------------------------------------------------------------------------------

Category I--A single transaction in excess of 5% of plan assets (continued)
- ---------------------------------------------------------------

Lehigh Valley Bank Money     Purchased
 Market                       998,415 units
                              on July 29, 1994  $  998,415

Lehigh Valley Bank Money     Sold 1,487,220
 Market                       units
                              on August 22,                   $1,487,220  $  --
                              1994

Lehigh Valley Bank Money     Purchased
 Market                       1,123,375 units
                              on September       1,123,375
                              23, 1994

Lehigh Valley Bank Money     Purchased
 Market                       1,500,000 units
                              on October 28,     1,500,000
                              1994

Goldman Sachs Treasury       Sold 992,500
 Instruments                  units
 Portfolio                    on April 13,                       992,500     --
                              1994

U.S. Treasury bills          Purchased
                              1,000,000 units
                              on April 13,
                              1994 with
                              interest rate of
                              3.0%; matures        992,503
                              June 30, 1994

U.S. Treasury bills          Purchased
                              1,000,000 units
                              on May 4,
                              1994 with
                              interest rate of
                              3.85%; matures       991,008
                              July 28, 1994

U.S. Treasury bills          Maturity of
                              1,000,000 units
                              on
                              June 30, 1994                    1,000,000

                           Independence Savings Plan

                          Year ended December 31, 1994



        Identity of            Description      Purchase      Selling      Gain
     Parties Involved           of Assets         Price        Price      (Loss)
- -------------------------------------------------------------------------------

Category I--A single transaction in excess of 5% of plan assets (continued)
- ---------------------------------------------------------------

U.S. Treasury bills          Purchase of
                              1,000,000 units
                              on July 11,
                              1994 with
                              interest rate
                              of 3.35%;
                              matures           $  991,618
                              September 22,
                              1994

U.S. Treasury bills          Maturity of
                              1,000,000 units
                              on
                              July 28, 1994                   $1,000,000  $  --

U.S. Treasury bills          Purchase of
                              1,500,000 units
                              on
                              August 18, 1994
                              with interest
                              rate
                              of 3.41%;          1,487,220
                              matures October
                              27, 1994

 U.S. Treasury bills         Maturity of
                              1,000,000 units
                              on
                              September 22,                    1,000,000     --
                              1994

U.S. Treasury bills          Maturity of
                              1,500,000 units
                              on
                              October 27, 1994                 1,500,000     --

Independence Bancorp, Inc.   Exchange of
 common stock                 90,130 shares
                              for 135,195
                              shares of
                              CoreStates
                              Financial Corp
                              common stock on
                              July 7, 1994

Category II--A series of transactions (other than security transactions)
- ------------------------------------------------------------------------
 with the same person aggregating in excess of 5% of plan assets
 ---------------------------------------------------------------

NONE


                           Independence Savings Plan

                          Year ended December 31, 1994



              Identity of                               Description                  Purchase      Selling      Gain
            Parties Involved                             of Assets                    Price         Price      (Loss)
- --------------------------------------------------------------------------------------------------------------------

Category III--A series of transactions in a security issue aggregating
- ----------------------------------------------------------------------
 in excess of 5% of plan assets
- -------------------------------

Lehigh Valley Bank Money Market           Purchased 13,175,015 units in 136
                                           transactions; sold 12,368,415
                                           units in 92 transactions                 $13,175,015   $12,368,415  $  --

Goldman Sachs Treasury Instruments        Sold 1,563,080 units in 14 transactions
 Portfolio                                                                                          1,563,080     --

U.S. Treasury bills                       Purchased 4,500,000 units in 4
                                           transactions; sold 4,500,000
                                           units in 4 transactions                    4,462,344     4,500,000     --

Independence Bancorp, Inc.                Exchange of 90,130 shares for 135,195
 common stock                              shares of CoreStates Financial Corp
                                           common stock on July 7, 1994

Category IV--Any single or series of transactions with a person involving
- -------------------------------------------------------------------------
 securities in excess of 5% of plan assets
 -----------------------------------------

NONE


EXHIBIT INDEX

Consent of Independent Auditors